[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]

Ira I. Roxland 212.768.6999 iroxland@sonnenschein.com	1221 Avenue of the Americas New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com

December 6, 2007

John Reynolds David Link Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Re:	Millennium India Acquisition Company Inc. Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-32931 Correspondence dated November 6, 2007

Dear Messrs. Reynolds, Link and Bhaumik:

            By letter dated November 29, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the revised preliminary proxy statement on Schedule 14-A filed with the Commission on November 1, 2007 by Millennium India Acquisition Company Inc. (the “Company”).  The preliminary proxy statement was filed primarily in connection with the Company’s proposed purchase (the “Share Purchase Transactions”) of a 14.90% equity interest in each of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM,” and, collectively with “SMC,” the “SMC Group” or the “Group”), in which the Company also seeks stockholder approval of a pair of agreements entered into with SMC and SAM, providing the Company with the option to require each of them to begin regulatory approval proceedings that would permit them to issue Global Depositary Receipts (“GDRs”) to the Company equivalent to up to an additional 6% of the equity share capital of SMC and SAM.
            This letter sets forth the Company’s responses to the Staff’s comments on the revised preliminary proxy statement.  Concurrently with this letter, the Company is filing a second revised draft of its preliminary proxy statement on Schedule 14-A (“Revised Preliminary Proxy Statement”) with the Commission.  We have included three blacklined copies of the Revised Preliminary Proxy Statement showing changes made to the first revised filing and one clean copy (without annexes).
            For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided responses immediately below the comments.  Please note that references to page numbers in the responses below relate to page numbers in the Revised Preliminary Proxy Statement.

General
1.     Please note that the Division of Investment Management is reviewing your response letter dated October 31, 2007.  Any further comments from the Division of Investment Management will be sent to you in a separate letter as soon as possible.
Response:
The Company acknowledges the Staff’s comment.
2.     We note your response to our comment 1 issued in our letter dated October 2, 2007.  Please be advised that we are still considering your response to the comment regarding Article FIFTH in your amended and restated certification of incorporation and we may have additional comments.
Response:
The Company acknowledges the Staff’s comment.
3.     We note your response to our prior comment 5.  Please revise the section “Regulation of Millennium as an Investment Company” to address the information raised in your response.  We note your statement that you will undertake to file Forms 8-K furnishing the quarterly and annual financial statements of SMC and SAM only if more than 25% of your net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date of receipt of the financial statements.  You also note that you will file Forms 8-K furnishing any material information, agreements, transactions or financial information furnished to the company by SMC and SAM outside of the quarterly and annual financial statements only if more than 25% of your net assets consist of securities of SMC and SAM on any day during the 30 days prior to the receipt of the material information.  Please consider including a separate risk factor discussing that if 25% or less of your net assets would consist of securities of SMC and SAM, you may not provide your shareholders the noted future material information, agreements, transactions, or financial information related to SMC and SAM that would affect the interests of your shareholders.
Response:
The Company has revised the disclosure on page 40 in response to the Staff’s comment and has included the suggested risk factor on page 17.

The Share Purchase Proposals and Option Proposals, page 4
4.     Please revise to indicate the amount of GDRs that you expect to purchase if no shareholders exercise their conversion rights and if the maximum number of shareholders exercise their conversion rights assuming the current value of the Indian rupee against the U.S. dollar.
Response:
The Company has revised the disclosure on pages 5, 27, 36 and 51 in response to the Staff’s comment.

The Share Purchase Proposals and Option Proposals, page 26
Liquidation if no Business Combination, page 38
5.     We note your response to our prior comment 74.  Please clarify in your proxy statement that you have not sought any waivers of claims from vendors and creditors.
Response:
        The Company has revised the disclosure on page 38 in response to the Staff’s comment.
The Charter Amendment Proposal, page 57
6.     You state that “(y)our board of directors believes the proposed amendment is clarifying only.” By “acquisition,” a reasonable investor is likely to understand the term to mean your acquiring of a controlling interest in one or more target businesses.  By inserting the phrase “interests in an” before “operating business,” it appears to us that you maybe changing the scope of the term “business acquisition” in your charter in order to accommodate the proposed minority share purchases.  Please clearly explain to investors that it is not certain that the proposed transaction would constitute a “business combination” as defined in your Certificate of Incorporation without the charter amendment.
Response:
The Company has revised the disclosure on page 57 in response to the Staff’s comment.

7.     Please disclose that Richards, Layton & Finger, P.A. has consented to use of the opinion in the document.
Response:
The Company has revised the disclosure on page 57 in response to the Staff’s comment.
Projected Financial Results for the Combined SMC Group, page 95
8.     Please expand your disclosures to provide additional information regarding the major assumptions underlying the projected financial results, and tell us why you believe that your basis of presentation is consistent with the requirements of Item 10(b) of Regulation S-K.  In addition, please tell us why you believe that the forecasted results for the fiscal year ended March 31, 2008 are achievable.  We note that you reported revenue of approximately $11.8 million and net income of approximately $5.2 million for the three months ended June 30, 2007 in your Form 8-K filed on August 2, 2007, with such amounts representing approximately 18% and 20% of the respective forecasted amounts.  Please tell us whether the forecasted results assume the consummation of the proposed investment by Millennium, and if so, when the closing of the investment is assumed.  Revise your disclosures as appropriate.
Response:
The Company has expanded its disclosure on pages 95 and 96 in response to the Staff’s request consistent with the requirements of Item 10(b) of Regulation S-K.  One of the assumptions it has added to the footnotes following the table is the assumption that the Share Purchase Transactions will close by the end of December 2007.

The Company respectfully advises the Staff that the projected financial results disclosed in the Revised Preliminary Proxy Statement represent the SMC Group’s good faith assessment of the future performance of the SMC Group.  The SMC Group believe that the basis for its assessment is reasonable in light of the Group’s historical financial performance and growth and in light of the growth exhibited by the Indian economy in general and the Indian financial sector in particular.  Although SMC and SAM do not have a history of publicly projecting their financial results, they have provided projections to financial institutions in the past and generally have met or exceeded their projections.

The Company advises the Staff that it believes that the basis of its presentation is consistent with Item 10(b) of Regulation S-K because the projected results disclosed in the Revised Preliminary Proxy Statement represent the most probable specific amounts for each projected financial item based on the selected assumptions.  Additionally, the disclosure includes a warning cautioning investors against attributing undue certainty to the projected results in the paragraph preceding the projected results table.

Finally, the Company believes that investor understanding is sufficiently enhanced by the expanded footnote disclosure of the assumptions which in the SMC Group’s opinion are most significant to the projections and are the key factors upon which the financial results of the enterprise depend.
In response to the Staff’s request to provide a basis for the belief that the forecasted results for the fiscal year 2008 are achievable, the Company supplementally advises the Staff that the financial services sector in India, in which the SMC Group operates, is commonly referred to as a sector that is growing rapidly.  The Wall Street Journal published an article on April 3, 2007, in which it cited analysts as stating that “trading volumes are expected to increase about 50% a year for the next two to three years.” Further, an ever-increasing number of financial products and services (e.g. insurance products, online trading, commodities products, exchange-traded funds, etc.) that are common in developed countries, are only just beginning to be offered in India.  As a result of these factors, the SMC Group’s management has been able to grow the Group’s business substantially, as SMC’s and SAM’s revenue and net income figures between April 1, 2004 and March 31, 2007 indicate.   In light of the historical growth and current market momentum, the SMC Group’s results in a given quarter tend to be sequentially better than its results in the previous quarter, and the Group’s management therefore believes that a quarter-on-quarter growth of 20-25% for the remainder of fiscal year 2008 is reasonably achievable in this high-growth environment.  This growth rate would enable the Group to meet its forecasted results for the fiscal year ending March 31, 2008.
Beneficial Ownership of Millennium’s Securities, page 116
9.     We note your response to our prior comment 103.  Please disclose in footnote 10 that Jeffrey Tannenbaum is the president of Fir Tree, Inc.
Response:
The Company has revised the disclosure on page 117 in response to the Staff’s comment.
SMC Comtrade Limited Financial Statements, page F-82
10.   Please revise to include the statements of cash flows for SMC Comtrade Limited for each of the three years ended March 31, 2007 pursuant to Item I7(a) of Form 20-F.  We note that your auditor’s reports appear to cover the statements of cash flows.

Response:
The Company has revised the disclosure on pages F-86 and F-103 in response to the Staff’s comment.
11.   Please explain to us why you believe the audit reports issued by Rajendra Chauhan on pages F-92 and F-135 meet the requirements of Article 2 of Regulation S-X.  There are a significant number of items, such as SMC’s accounting policies, that appear to be issues that should have been concluded upon by management and disclosed as part of the financial statements but are instead annexed to the audit report.
Response:
The Company has revised the disclosure on pages F-82 through F-113 in response to the Staff’s comment.
12.   Audit reports filed with the Commission must include a statement that the financial statements were audited in accordance with PCAOB Standards (issuers) and US GAAS (non-issuers).  Please request that the firm of Rajendra Chauhan revise its reports on the financial statements of SMC Comtrade to state that its audits were performed in accordance with US GAAS.
Response:
The Company has revised the disclosure on pages F-82 and F-100 in response to the Staff’s comment.
13.   We note the GAAP reconciliation is presented separately from the financial statements with a separate audit report.  The GAAP reconciliation must be included in the notes to the financial statements and accordingly must be considered by the auditor when expressing an opinion on the financial statements taken as a whole.  In most situations, the audit report need not refer specifically to the note containing the reconciliation, however, since you have corrected an error by including the reconciliation, it appears to us that the reconciliation should be included in a note to the original financial statements, the original audit report should be dual-dated or related to reflect the addition of a significant note to the financial statements, and the separate audit report should be deleted.  Please revise.
Response:
The Company has revised the disclosure on pages F-83, F-95 through F-98, F-100, F-111 and F-112 in response to the Staff’s comment.

14.   Please revise the GAAP reconciliation to also include a reconciliation of stockholders’ equity for each year for which a balance sheet is presented.
Response:
The Company has revised the disclosure on pages F-96 and F-111 in response to the Staff’s comment.
15.   The GAAP reconciliation should include notes for each reconciling item that explain the nature of the item as well as the particular difference between US and Indian GAAP.  Please revise.
Response:
The Company has revised the disclosure on pages F-97, F-98 and F-112 in response to the Staff’s comment.

*           *           *           *

We would like to remind the Staff that, under the re-negotiated terms of the Share Subscription Agreements, the Company is required to consummate the Share Purchase Transactions by December 27, 2007.  We respectfully request the Staff’s assistance in meeting this deadline.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 212-768-6999 or my colleague Roland S. Chase at 973-912-7179.

Sincerely, /s/ Ira I. Roxland Ira I. Roxland Partner

cc:        F. Jacob Cherian, Millennium India Acquisition Company Inc.
             Suhel Kanuga, Millennium India Acquisition Company Inc.